UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

American Bank Note Holographics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

024377103

(CUSIP Number)

Mr. James T. Vanasek & Mr. Patrick Donnell Noone

c/o VN Capital Fund I, L.P.

1133 Broadway, Suite 1609

New York, N.Y. 10010

(212) 393-1140

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

May 23, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 024377103
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Fund I, L.P. 01-0578850
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,168,057
	8.	SHARED VOTING POWER none
	9.	SOLE DISPOSITIVE POWER 1,168,057
	10.	SHARED DISPOSITIVE POWER none
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,057
	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
	14.	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 024377103
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Management, LLC 01-0578848
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,168,057
	8.	SHARED VOTING POWER none
	9.	SOLE DISPOSITIVE POWER 1,168,057
	10.	SHARED DISPOSITIVE POWER none
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,057
	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
	14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 024377103
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Joinville Capital Management, LLC 80-0031856
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,168,057
	8.	SHARED VOTING POWER none
	9.	SOLE DISPOSITIVE POWER 1,168,057
	10.	SHARED DISPOSITIVE POWER none
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,057
	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
	14.	TYPE OF REPORTING PERSON OO

CUSIP No. 024377103
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James T. Vanasek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,168,057
	8.	SHARED VOTING POWER none
	9.	SOLE DISPOSITIVE POWER 1,168,057
	10.	SHARED DISPOSITIVE POWER none
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,057
	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
	14.	TYPE OF REPORTING PERSON IN

CUSIP No. 024377103
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Patrick Donnell Noone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,168,057
	8.	SHARED VOTING POWER none
	9.	SOLE DISPOSITIVE POWER 1,168,057
	10.	SHARED DISPOSITIVE POWER none
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,168,057
	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
	14.	TYPE OF REPORTING PERSON IN

   This Amendment No. 1 amends and restates, except as set forth herein, the Schedule 13D filed with the Securities and Exchange Commission on January 3, 2007 (the "Statement"), by and on behalf of VN Capital Fund I, L.P and others with respect to the common stock, par value $0.01 per share, of American Bank Note Holographics, Inc. a Delaware corporation.

Item 1.	Security and Issuer.

  This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of American Bank Note Holographics, Inc. (the “Company”). The principal executive offices of the Company is located at 2 Applegate Drive, Robbinsville, New Jersey 08691.

Item 2.	Identity and Background.

  (a) - (c) This Statement is being filed by VN Capital Fund I, L.P., VN Capital Management, LLC, Joinville Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

  As of the date of this filing, the Reporting Entities are the beneficial owners of 1,168,057 shares of Common Stock, representing approximately 6.1% of the shares of Common Stock presently outstanding.

  VN Capital Fund I, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of VN Capital Fund I, L.P. is 1133 Broadway, Suite 1609, New York, New York 10010.

  The general partners of VN Capital Fund I, L.P. are VN Capital Management, LLC and Joinville Capital Management, LLC. VN Capital Management, LLC and Joinville Capital Management, LLC are Delaware limited liability companies formed to be the general partners of VN Capital Fund I, L.P. The address of the principal offices of VN Capital Management, LLC and Joinville Capital Management, LLC are 1133 Broadway, Suite 1609, New York, New York 10010. James T. Vanasek and Patrick Donnell Noone are the Managing Members of VN Capital Management, LLC and Joinville Capital Management, LLC. The business address of Mr. Vanasek and Mr. Noone is c/o VN Capital Fund I, L.P., 1133 Broadway, Suite 1609, New York, New York 10010.

  The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

  (d) - (e) During the last five years, neither the Reporting Entities nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each natural person identified in Item 2 is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.

  The information contained in Item 3 of the Statement is hereby supplemented as follows:

  Since the filing of the Statement, VN Capital Fund I, L.P. purchased an aggregate of 199,100 shares of Common Stock. The amount of funds expended for such purchases was approximately $643,484.

  All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In certain instances, the Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.	Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, is significantly undervalued. The Reporting Entities may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times and in such manner, as they deem advisable to benefit from changes in the Company’s operations, business strategy, or from a sale of the Company. To evaluate those alternatives, the Reporting Entities will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions.

  The Reporting Entities believe that the recent formation of a shareholder group and subsequent expansion of the Company's Board of Directors holds out the prospect for enhancing and accelerating the realization shareholder value and may seek to meet with the Company’s management, new Board of Directors, other current or prospective shareholders, strategic partners or competitors in pursuit of such matters.

 While the Reporting Entities have not joined the shareholder group, they share similar frustrations that prompted the group's actions, namely:

•

A belief that management’s existing shareholder communication program is deficient. Not only does it convey apathy to the Company’s owners, its shareholders, it gives the impression that the Company lacks a strategic direction, has no concrete operating plans and offers no specific performance metrics by which shareholders can evaluate management’s actions.

•

No progress in resolving the Visa dispute. Shareholders have heard no material news regarding Visa in over year, and while we are sensitive to the confidential nature of possible settlement talks, the excessive delay in working out a deal allows uncertainty over the Company’s legal exposure to persist. Either the Company or Visa has a valid claim against the other party or they do not and management has allowed the Company’s legal exposure to remain uncertain for too long.

The Reporting Entities believe that the expanded Board of Directors and management can take several measures immediately that will increase shareholder value and the Reporting Entities have increased their ownership stake accordingly to help make it more likely that such steps come to fruition. These include, but are not limited to, the following:

1.

Conducting a strategic review in order to assess the long term prospects of the Company remaining independent (with or without existing management) and publicly traded as opposed to going private or being part of another organization.

2.	Establish and communicate operating and financial goals for which management will be accountable and which will be used to arrive at merit based compensation decisions.

3.

Explore a broad range of alternatives for using the Company’s large cash position. The list of potential uses ought to include returning cash to shareholders in the form of share buybacks and/or special dividends as well as acquiring other businesses or making capital investments.

4.

Initiate an expanded shareholder communication program. The company should conduct quarterly conference calls in conjunction with earnings releases where executives articulate clearly defined strategic and financial goals over both long and short term time horizons, as well report on current operating plans and business outlook. The company ought to make top executives available to field shareholder questions on these quarterly calls, and make the full Board of Directors available to answer shareholder questions at the annual general meeting.

Each of the Reporting Entities considers its equity position to be for investment purposes. The Reporting Entities may consider seeking to obtain representation on the Company’s Board of Directors in the future.

Each of the Reporting Entities may acquire additional shares of the Company or sell or otherwise dispose of any or all of the shares of the Company beneficially owned by it. Each Reporting Entity may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (c) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)          As of the date hereof, the Reporting Entities beneficially own an aggregate of 1,168,057 shares of Common Stock, representing approximately 6.1% of the shares of Common Stock presently outstanding based upon the 19,109,138 shares of Common Stock reported by the Company to be issued and outstanding as of May 8, 2007 in its Form 10-Q filed with the SEC on May 15, 2007 (the “Issued and Outstanding Shares”).

  As the general partner of VN Capital Fund I, L.P., VN Capital Management, LLC and Joinville Capital Management, LLC may be deemed to beneficially own the 1,168,057 shares of Common Stock owned by VN Capital Fund I, L.P. As the Managing Members of VN Capital Management, LLC, and Joinville Capital Management, LLC, Mr. Vanasek and Mr. Noone may be deemed to beneficially own the 1,168,057 shares of Common Stock owned by VN Capital Fund I, L.P., constituting approximately 6.1% of the Issued and Outstanding Shares.

  (b)          Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a). Each of the Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

  The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

  (c)          Except as set forth in Item 3 of this Statement and on Schedule A hereto, no person identified in Item 2 hereof has effected any transaction in shares of Common Stock during the 60 days preceding the filing of this Statement, or thereafter and prior to the date hereof.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to

Securities of the Issuer.

  None.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURES

  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 25, 2007

VN Capital Fund I, LP
By: VN Capital Management, LLC, its general partner

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

VN Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

Joinville Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

/s/ James T. Vanasek
James T. Vanasek

/s/ Patrick Donnell Noone
Patrick Donnell Noone

SCHEDULE A

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by VN Capital Fund I, L.P. since the filing of the Statement . All transactions were effectuated in the open market through a broker.

Date	# of Shares	Price Per Share Cost (1)
4/2/2007	10,000	$3.10
4/3/2007	50,000	$2.99
4/4/2007	11,500	$2.99
4/9/2007	12,000	$2.97
5/4/2007	16,100	$3.31
5/8/2007	17,500	$3.40
5/9/2007	25,000	$3.40
5/10/2007	35,000	$3.40
5/16/2007	12,000	$3.35
5/22/2007	10,000	$3.30

(1)	Excludes commissions and other execution-related costs.